[BAKER BOTTS L.L.P. LETTERHEAD]

August 16, 2011

Via EDGAR and Overnight Mail

Ms. Jessica Dickerson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TPC Group LLC

Amendment No. 2 to Registration Statement on Form S-4

Filed July 29, 2011

File No. 333-173804

Dear Ms. Dickerson:

On behalf of TPC Group LLC (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by email dated August 5, 2011.

Please telephone the undersigned at 713.229.1648 with any questions or comments you may have regarding the enclosed.

Very truly yours,
BAKER BOTTS L.L.P.

By:	/s/ M. Breen Haire
M. Breen Haire

Enclosures

cc:	Michael T. McDonnell

Miguel A. Desdin

Rishi A. Varma

Shannon Weinberg

TPC Group LLC

Dietrich King

Tracey Houser

Jeanne Baker

Pamela Long

United States Securities and Exchange Commission

United States Securities and Exchange Commission

August 16, 2011

MEMORANDUM

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	TPC Group LLC

DATE:	August 16, 2011

RE:	Response to SEC Comments dated August 5, 2011 Amendment No. 2 to Registration Statement on Form S-4 Filed July 29, 2011 File No. 333-173804

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by email dated August 5, 2011 relating to the above-referenced filing (the “Registration Statement”) of TPC Group LLC (the “Company”).

We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 3 to the Registration Statement, marked to show changes made to the previous filing. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.

Management’s Discussion and Analysis . . . , page 51

Recent Developments, page 52

1.	We note you response to comment five of our letter dated July 18, 2011. While we understand that there were other factors involved in determining that the dehydrogenation units had been impaired beyond the availability of funding to refurbish the units, we continue to have a concern that investors may not fully understand why you impaired the dehydrogenation units during the fourth quarter of fiscal year 2009 and then, five fiscal quarters later, decided to make the necessary investment in at least one of the two dehydrogenation units. As such, we continue to request that you revise your disclosures to bridge the gap between the two management decisions regarding the dehydrogenation units.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages 5, 6, 53, 54, 97 and 98.

United States Securities and Exchange Commission

August 16, 2011

TPC Group LLC Financial Statements, page F-1

Note L – Supplemental Guarantor Information, page F-20

2.	You have not provided condensed consolidating statements of cash flows because cash flows are insignificant at the guarantor level. Please include condensed consolidating statements of cash flows for each period presented, as Rule 3-10(f) of Regulation S-X does not provide such an exception to the accommodation to provide condensed consolidating financial information in lieu of audited financial statements for each guarantor subsidiary. Please also address this comment in Note P to your audited annual financial statements.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages F-25, F-26 and F-80 through F-84.

3.	Please revise the Issuer column within your condensed consolidating statements of operations to recognize earnings and losses from your subsidiaries based on your proportionate share of the guarantor subsidiaries’ net assets. Please refer to Rule 3- 10(i)(3) of Regulation S-X for guidance. Please also address this comment in Note P to your audited annual financial statements.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages F-23, F-24 and F-75 through F-79.

Note C – Significant Accounting Policies, page F-28

12. Revenue Recognition, page F-31

4.	We note your response to comment 12 of our letter dated July 18, 2011. Specifically, we note your position that the receivable meets the definition of an asset, as you have a contractual right to receive cash. As the product has not yet been delivered and accepted by the customer, it remains unclear how you have the contractual right to receive cash prior to delivery and acceptance of the product. While the contract may allow you to bill the customer prior to delivery of the product, it remains unclear from the guidance in Concept 6 how the right to bill the customer prior to delivery and acceptance of the product results in an asset. As such, we continue to question your determination that the recognition of a receivable and deferred revenue are in accordance with US GAAP at the time you invoice your customer. Please advise with specific reference to the authoritative literature that supports your accounting. Otherwise, please remove the disclosure regarding the recognition of this receivable and corresponding deferred revenue in your accounting policy in light of your statement that the asset and liability is inconsequential to your consolidated balance sheets.

United States Securities and Exchange Commission

August 16, 2011

Response: We have revised the Registration Statement to remove the disclosure regarding the recognition of the receivable described in the Staff’s comment and the corresponding deferred revenue in our accounting policy in light the fact that the asset and liability is inconsequential to our consolidated balance sheet. Please see pages 88 and F-37.

Note O – Segment Information, page F-60

5.	We note your response to comment 14 of our letter dated July 18, 2011, in which you state each of your capital projects can be specifically identified with one of your operating segments. As such, please revise your reportable segment disclosure to disclose total assets allocated to each of your reportable segments as required by ASC 280-10-50-22. Please also disclose the corresponding depreciation expense allocable to each reportable segment based on the allocated total assets. Please refer to ASC 280-10-50-22.e. for guidance.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see pages F-69 and F-71.

United States Securities and Exchange Commission

August 16, 2011

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 16, 2011

TPC GROUP LLC

By:	/s/ Michael T. McDonnell
Name: Michael T. McDonnell
Title: President and Chief Executive Officer